

February 14, 2012

<u>Via E-mail</u>
Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

>   **Re: Cord Blood America, Inc.**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2011</u>

<u>Notes to Financial Statements</u>

<u>Note 4. Commitments and Contingencies</u>

<u>Contingencies, page 16</u>

1. We note that in August 2011 you settled with Ironridge Global IV Ltd regarding the claims relating to amount due for services rendered in the amount of $260,695. Please tell us how you analyzed the contingency disclosure requirements of ASC 450-20-50-3 at June 30, 2011 and September 30, 2011 in regard to the claims and settlement with Ironridge Global IV, Ltd and the basis for your conclusion that no disclosure was required for the interim period(s). Revise your disclosures as necessary**.**

2. In connection with the above comment, we note that you issued to Ironridge Global IV, Ltd 7,000,000 and 2,179,018 shares on August 17, 2011 and November 4, 2011, respectively, to settle the claim. Considering the claim for services rendered was $260,695 and the fair values of shares issued in settlement appear to significantly exceed the claim, tell us the basis for the valuation of the shares issued and how it is appropriate. Revise and reconcile your disclosures as appropriate.   In addition, please disclose management's process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

3. We note the various types of contingencies disclosed in this section. Tell us how you considered the disclosure requirements of ASC 450-20-50-3 as of June 30, 2011 and September 30, 2011, relating to the amount or range of reasonably possible losses to which you are exposed relating to other claims. If such range cannot be estimated or is not material to the financial statements, state so. Revise your disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant